

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Chris Lowthert
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed March 17, 2023**
>   **File No. 000-56046**

Dear Chris Lowthert:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Matthew Guttin